WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President (604) 662-4480

NEWS RELEASE

17 March 2003

Williams Creek Explorations Limited is pleased to announce a non-brokered private placement for 300,000 Units at a price of $ 0.13 per Unit (being a discount from the Market Price), each Unit consisting of one flow-through common share and one non-flow-through, non-transferable share purchase Warrant with a one year term, exercisable at a price of $0.17. The closing price of the Company's shares on 13 March 2003 was $0.17. The Company's shares did not trade on 14 March 2003. Members of the Pro Group are subscribing for up to 100% of the private placement. Proceeds of the private placement are to be expended on exploration in British Columbia and the Northwest Territories.

This transaction is subject to acceptance by the TSX Venture Exchange.

The Company also announces that the non-brokered private placement for 1,320,000 Units announced on 31 January 2003 and revised on 27 February 2003, has closed. Directors of the Company and members of the Pro Group subscribed for 68% of the private placement. All of the Units are subject to an Exchange hold period ending at midnight on 13 July 2003, and 720,000 Units are subject to a hold period ending at midnight on 13 March 2004.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR, THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.

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